Exhibit 12.2

CCH II, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Six Months Ended June 30,
	2008	2007

Earnings
Loss from Operations before Minority Interest and Income Taxes	$(77)	$(178)
Fixed Charges	520	510

Total Earnings	$443	$332

Fixed Charges
Interest Expense	$505	$496
Amortization of Debt Costs	11	10
Interest Element of Rentals	4	4

Total Fixed Charges	$520	$510

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the six months ended June 30, 2008 and 2007 were insufficient to cover fixed charges by $77 million and $178 million, respectively. As a result of such deficiencies, the ratios are not presented above.